IMATRON ULTRAFAST CT(R) ELECTRON BEAM TOMOGRAPHY
                               ANNUAL REPORT 1995

                                Mission Statement

Imatron's mission is to devote our maximum effort to every aspect of our Company's business. We are committed to and will tolerate nothing less than the highest standards of quality and performance in all phases of Imatron's commercial relationship with our customers. We will treat our customers and fellow workers with the utmost respect and consideration.

Our goal is to provide each of our employees with a professionally challenging and intellectually stimulating working environment. We will reward and recognize individual achievement, initiative, creativity and teamwork.

We value the confidence our customers have shown in our capabilities, products and services. The satisfaction of our customers' requirements is our focus and the only effective vehicle to provide long term value to our shareholders.

PRESIDENT'S MESSAGE

To our shareholders:

I am delighted to report that 1995 has been a pivotal year of achievement at Imatron both in building a strong foundation for accelerated company growth and moving aggressively forward with the successful commercialization of our proprietary Ultrafast CT(R) electron beam computed tomography technology.

This progress has been accomplished while cardiovascular disease, the nation's number one killer, continues to be the single largest component of the United States healthcare budget at more than $120 billion annually. More importantly, of the more than 4,100 Americans who will suffer a heart attack each day (1.5 million Americans annually), nearly half, or about 1,800 per day, will have had no prior symptoms of heart disease.

1995:  A PIVOTAL YEAR OF ACHIEVEMENT

In the past 12 months, Imatron has:

Reached new levels of medical community awareness of the potential for our proprietary Ultrafast CT coronary artery scanning (CAS) to revolutionize the way in which coronary artery disease is diagnosed. Several comprehensive studies have recently been published by the nation's leading cardiologists, in prestigious peer-reviewed medical journals, documenting the effectiveness of Ultrafast CT coronary artery scanning in diagnosing persons with--or at risk of--coronary artery disease (CAD).

Educated the general public on the value of the non-invasive Ultrafast CT coronary artery scan. During the past year, Ultrafast CT CAS has been featured in a front page New York Times article, Time Magazine, U.S. News and World Report, The Wall Street Journal as well as on ABC's "Primetime Live" and "20/20", "Live With Regis and Kathie Lee" and literally dozens of network affiliate news shows--all on the effectiveness of CAS.

Positioned our wholly owned HeartScan Imaging, Inc. subsidiary as the engine of future company growth. With the recent openings of centers in Seattle and Houston, HeartScan has opened the first of three of what is envisioned to be an extensive worldwide network of coronary artery disease risk assessment outpatient centers featuring the Ultrafast CT coronary artery scan and other factor assessment.

Strengthened Imatron's financial position. Imatron successfully completed a $10.8 million equity financing and has secured a bank line of credit. This capital will be used to finance increased worldwide marketing activities, inventory, and, initially, HeartScan center development until HeartScan secures its own financing later in 1996.

By mid-1996, we expect to have completed building a solid company foundation and are already beginning to shift our focus to developing HeartScan Imaging, Inc., and to achieving higher levels of Ultrafast CT scanner sales.

1995 FINANCIAL SUMMARY

For 1995, Imatron posted a net loss of $2.4 million, or $0.04 per share, on revenues of $26.7 million compared with net income of $2.3 million, or $0.04 per share, on revenues of $33.6 million in the prior year. The year's financial results reflect: increased investment in worldwide marketing; reduced scanner sales to Siemens, as well as in the People's Republic of China where recently enacted currency controls have slowed commerce; and costs associated with opening new HeartScan Centers in Houston, Seattle and development expenses for the Washington D.C. and Pittsburgh Centers, both of which are scheduled for summer 1996 openings.

On Dec. 31, 1995, Imatron working capital had increased 64 percent to $14.3 million from a year ago; while shareholders' equity increased to $16.2 million from $6.9 million, or nearly doubled on a per-share basis.

LOOKING AHEAD

During the next twelve months we are focused on achieving the following goals:

Fuel the demand for coronary artery scanning by Ultrafast CT. Imatron will continue working with leading cardiology advisory organizations to develop public and medical community awareness of the value of Ultrafast CT compared with the broad spectrum of conventional cardiac diagnostic procedures.

Deliver additional clinical capabilities to our new and installed Ultrafast CT Scanner customers. The Imatron/Siemens joint technology development program ensures our customers access to state-of-the-art technology, and maintains Imatron's competitive advantage in the market with a major technological barrier to entry.

Build international product sales through increased marketing activities and growing demand. Overseas medical markets, many of which are inclined toward a long term perspective, see the tremendous value in early detection of heart disease. Imatron is moving aggressively to capitalize on this strong interest.

Complete a substantial equity financing for our wholly owned HeartScan Imaging, Inc. subsidiary. This capital will be used to develop no less than six additional Coronary Artery Disease Risk Assessment Centers over the next 12 months in conjunction with major hospitals, universities and other institutions recognized as opinion leaders in the field of cardiology.

We at Imatron are excited to have an important role in changing the way the United States deals with coronary artery disease--an often preventable cause of personal suffering and huge economic loss in America--and we are pleased that you share our vision. Strong momentum is now building among the American public and the physician community for the widespread acceptance of the coronary artery scan as the best "first test" for coronary artery disease. This momentum, and the increased awareness of the health and economic benefit of our proprietary technology, forms the intangible foundation for Imatron's future growth.

We are committed to capitalizing on this growing momentum to build Imatron and HeartScan Imaging into a successful, exemplary companies delivering high quality products and services to our customers and value to our shareholders.

Thank you for your support and confidence.


/s/ S. Lewis Meyer
    S.    Lewis Meyer
     President and Chief Executive Officer
     May 10, 1996

ULTRAFAST CT:  IMATRON'S ELECTRON BEAM TOMOGRAPHY (EBT)

State-of-the-Art Proprietary Technology
Ultrafast CT uses Imaton's patented, proprietary electron-beam computed tomography technology to scan the beating heart at at speed fast enough to "freeze" the heart's motion...far faster than any conventional (mechanical) CT scanning technology. The Ultrafast CT scan data can then be electronically converted by a computer into a three-dimensional image of the heart clearly showing the coronary arteries, coronary bypass grafts and significant blockages of the principal coronary arteries.

Competitive Advantage:  World Class Research and Development
Imatron's engineering group consists of more than 60 professionals. This unusually powerful R&D capability is partly funded by Imatron's strategic partner, Siemens, who has agreed to contribute $15 million ($5 million annually) to Imatron's program of electron beam tomography (EBT) technology development ($7.5 million to date). World-class research and development enables Imatron to maintain its technological superiority in the field of EBT, erecting formidable barriers to the entry of potential competitors in the marketplace; achieve new scanner manufacturing efficiencies; and solidify lmatron's position that EBT is the most advanced CT technology available and the only CT technology capable of extending "state-of-the-art" CT imaging well into the next century.

"To be screened for heart disease, people are subjected to an exercise stress test or injected with radioactive thallium before undergoing an X-ray. Now research shows that an Ultrafast cat-scan can do the job just as well." Time Magazine, March 25, 1996

Recent studies documenting the effectiveness of coronary artery scanning by lmatron's Ultrafast CT have created a groundswell of public and healthcare community interest:

Radiology (September 1995) - Reported that 'clear visualization of stenoses, or blockages, in the coronary arteries is possible using dramatic, 3-D visualization of the coronary arteries based on a data set of Ultrafast CT images.'

International Symposium on Electron Beam Tomography (October 1995) - Papers discussed: (1) Potential of Ultrafast CT to save the U.S. healthcare system approximately $2 billion annually by eliminating unnecessary hospital admissions; (2) Cost savings from the use of Ultrafast CT as an initial test for patients with chest pain as well as those exhibiting no symptoms; and (3) Coronary calcification, as measured by Ultrafast CT, is more predictive of heart attack than cholesterol or other conventional risk factors.

68th American Heart Association Scientific Session (November, 1995) - Two studies on Ultrafast CT suggested that Imatron's EBT technology could be the key to identifying asymptomatic individuals, who should be candidates for cholesterol lowering drug therapy.

Circulation (March 1, 1996), - American Heart Association journal - Reported that CAS by Ultrafast CT has "excellent sensitivity for the detection of coronary artery disease".

45th Annual  Scientific  Session of the American  College of  Cardiology  (March
1996) - Ten papers involving Ultrafast CT applications presented, including a 19-month follow-up study which found coronary artery scanning by Ultrafast CT to be 'highly effective in predicting cardiovascular events, including heart attacks, in this large sample of asymptomatic persons."

Mayo Clinic Proceedings (April 1996) - Major review article concluded that the CAS scan by Ultrafast CT has a sensitivity of 94 to 97 percent for detecting blocked coronary vessels and is greater than 95 percent effective in ruling out obstructive coronary artery disease.

In addition, the following two landmark studies demonstrated that effective treatments for coronary artery disease are available to treat persons with, or at risk for, CAD.

"West  of  Scotland"  study  (November  l995)  -  Substantiated   the  power  of
Pravastatin in reducing the risk of cardiac events and CAD related sudden death in an asymptomatic patient population at high risk for CAD.

Four year follow-up study by Dr. Dean Ornish (Preventive Medicine Research Institute) - Demonstrated reversal of coronary artery disease through an aggressive program of lifestyle modification, including diet, exercise and stress management.

Conclusion: CAD can be diagnosed in individuals with no symptoms and effective treatments are available.

                                     IMATRON
                                      R & D

                             SALES AND DISTRIBUTION

Imatron is focused on the two principal elements of its business: International sales and distribution of Ultrafast CT scanners; and development of the HeartScan Imaging, Inc. worldwide network of Coronary Artery Disease Risk Assessment Centers.

International Sales and Distribution

Imatron's goal in 1996 is to continue to develop and expand a strong dealer/distributor/sales agent network in Imatron's exclusive distribution markets: Asia-Pacific, Latin America, Middle East, Australia/New Zealand, South Africa. Siemens is designated as lmatron's exclusive distributor for our Evolution/C-1 50 Ultrafast CT product in the U.S., Canada, Europe and India. Imatron will directly supply C-1 50 systems to lmatron's HeartScan Imaging subsidiary.

The recent surge in publicity related to the breakthrough applications of Ultrafast CT in cardiological diagnosis does not automatically lead to sales in the radiological market segment. The sometimes conflicting objectives between the cardiology and radiology segments of the medical capital equipment market need to be successfully bridged in order to secure orders for Imatron's Ultrafast CT scanner.

To address these challenges, Imatron has reinforced its international sales team with a Vice President of International Sales and Marketing as well as two Directors of International Sales. They will lead efforts to highlight the economic and medical benefits of owning or leasing Ultrafast CT scanners. Many of our overseas customers have a long-term perspective which, while slowing down the order process, enables them to see the long-term health and economic benefits of coronary artery scanning by Ultrafast CT, as well as other state-of-the-art EBT imaging applications.

These efforts are already producing results. During 1995, lmatron shipped its first Ultrafast CT scanner to South Korea for installation at the prestigious Yonsei University in Seoul. This shipment expands market penetration in the Asia-Pacific region beyond the Company's established base in Japan, Thailand, Taiwan and China.

Imatron Japan, which is 24 percent owned by Imatron, took delivery of five new C-1 50 Ultrafast CT scanners and two refurbished systems in 1995. It is anticipated that Imatron Japan will continue its strong role as a distributor of Imatron products in 1996.

In July 1995, Imatron shipped its third Ultrafast CT scanner to the Peoples Republic of China for installation at the prestigious Beijing Hospital. Imatron is developing new equipment financing strategies to overcome currency control and related trade challenges with the Peoples Republic of China, a market with enormous potential.

HEARTSCAN IMAGING, INC.

"The potential is huge. The Cruttenden Roth review, an investment newsletter, puts the market at 80 million Americans - every man age 40 to 65 and woman 45 to 70 with at least one risk factor for coronary artery disease. Tapping just 20 percent of the market would generate annual earnings in excess of $7 billion." U.S. News & World Report, April 8, 1996

Imatron is working to build HeartScan into a worldwide network of Coronary Artery Disease Risk Assessment Centers offering the non-invasive Ultrafast CT coronary artery scan (CAS) as part of a comprehensive CAD risk profile. The market potential for CAS, as reported by Cruttenden Roth Medical Technology Analyst William Prather, M.D., is estimated at $7 billion annually.

Imatron intends to capture those service revenues by owning and operating HeartScan Centers, featuring Ultrafast CT, offering CAS and other risk factor assessment all for about $500 per patient. One HeartScan strategy is to enhance and capitalize on growing physician-directed demand for its services. HeartScan will also figure prominently as an important distribution channel for Imatron's Ultrafast CT scanners. The long term business plan for HeartScan envisions 90 HeartScan Coronary Artery Disease Risk Assessment Centers over the next 5 years.

Imatron and HeartScan are different businesses: Imatron - high tech manufacturing, and HeartScan - healthcare diagnostic services. The goal is to move toward the ultimate separation of Imatron and HeartScan to allow both business to focus on their respective missions.

Imatron's first HeartScan Center was opened in San Francisco in 1994.

In July 1995, Imatron opened its Center in Seattle, Washington on the campus of Northwest Hospital. This HeartScan Center offers physicians and patients in the Seattle area access to CAS by Ultrafast CT along with other traditional CAD risk factor testing in a single outpatient location.

In December 1995, Imatron announced the opening of the HeartScan-Houston Coronary Artery Disease Risk Assessment Center in affiliation with the Baylor College of Medicine and The Methodist Hospital.

HeartScan-Washington, D.C., located at the George Washington University Medical Center is scheduled to open in June 1996, followed by the opening of HeartScan-Pittsburgh in conjunction with the University of Pittsburgh Medical Center in August 1996.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

At December 31, 1995, the Company had working capital of $14.3 million which was a 64% increase compared to working capital of $8.7 million at December 31, 1994. The current ratio increased to 2.4:1 from 1.9:1 at December 31, 1994.

The company's assets increased in 1995 by 46% to $30.9 million compared to December 31, 1994 total assets of $21.2 million primarily due to proceeds realized of $9,882,000 (net of offering costs) from a private placement offering. In addition, net property and equipment increased $4.4 million of which approximately $4.2 million is related to capitalized leases. Capital lease obligations of $4.2 million were entered into 1995 principally due to the establishment of two new HeartScan clinic scanners. The deferred income of $1.3 million is related to sales of scanners subject to sale-leaseback arrangements.

In connection with the March 1995 Memorandum of Understanding with Siemens, the $4 million note payable to Siemens was cancelled in exchange for five patents and termination of the minimum purchase obligation. (See Note 5 to the Consolidated Financial Statements.)

Management believes that cash, cash equivalents and short-term investments existing at December 31, 1995 and the estimated proceeds from ongoing sales of products and services in 1996 will provide the Company with sufficient cash for operating activities and capital requirements through December 31, 1996.

The Company anticipates that 1996 capital equipment acquisitions will increase from 1995 due to the expansion of HeartScan clinics.

To satisfy the Company's capital and operating requirements beyond 1996, profitable operations, additional public and/or private financing or the incurrence of debt may be required. If future public or private financing is required by the Company, holders of the Company's securities may experience dilution. There can be no assurance that equity or debt sources, if required, will be available or, if available, will be on terms favorable to the Company or its shareholders.

The Company does not believe that inflation has had a material effect on its revenues or results of operations.

Results of Operations
1995 vs. 1994

Overall revenues decreased 20% from $33.6 million in 1994 to $26.7 million in 1995. Product sales, including $1.8 million under the sale-leaseback arrangements, decreased 35% due to decreased scanner shipments which was partially offset by higher option/upgrade revenues. Scanner shipments in 1995 were 10 units versus 16 units in 1994. Service revenues increased 16% from $4.8 million in 1994 to $5.5 million in 1995 primarily due to higher spare parts shipment. Research and development contract revenues went up by 5% to $5.6 million compared to $5.4 million in 1994. Clinic revenues increased by 99% due to an increase in number of patient scans attributed to increased clinic advertisements.

Product costs as a percentage of revenues was 89% in 1995 versus 71% in 1994. This increase is the result of lower realized per unit revenue and overhead expenses being allocated to a smaller number of units. The cost of service revenues as a percentage of revenues decreased to 71% in 1995 versus 85% in 1994. This decrease is the result of lower scanner maintenance costs. Cost of clinic revenues as a percentage of revenues went up to 293% as compared to 226% in 1994 because of start-up expenses related to the establishment of new HeartScan clinics.

The cost of development contracts as a percent of development contract revenues decreased to 88% in 1995 versus 97% in 1994. The continued high level of cost is due primarily to head count and associated costs required to continue activities under the Siemens Collaborative Agreement.

Operating expenses for 1995 increased by 38% as compared to 1994. Research and development expenses are 63% higher in 1995 primarily due to the increased use of consultants and prototype materials necessary under the Siemens' Collaborative Agreement. Marketing and sales expenses were up 51% in 1995 versus 1994 primarily because of commissions paid for scanners sold to Imatron Japan KK and increased marketing costs for HeartScan, a wholly-owned subsidiary of Imatron. General and administrative expenses increased 6% in 1995 as compared to 1994.

The increase in other income in 1995 is a result of the elimination of the $4.0 million term loan with Siemens in exchange for the transfer of five Imatron EBT patents and the cancellation of Siemens' existing minimum purchase obligations under the previous distribution agreement.

Interest expense decreased 44% as compared to 1994 primarily due to the elimination of the $4.0 million term loan with Siemens.

1994 vs 1993

Overall revenues increased 34% from $25.1 million in 1993 to $33.6 million in 1994. Product sales increased 56% due to increased scanner shipments and higher option/upgrade revenue. Scanner shipments in 1994 were 16 units versus 12 units in 1993. Service and Research and Development contract revenues in 1994 of $4.7 million and $5.4 million, respectively, remained essentially flat with 1993 levels.

The cost of revenues as a percentage of revenues improved to 78% in 1994 from 94% in 1993.

Product cost as a percentage of revenues was 71% in 1994 versus 88% in 1993. This decrease is due partially to higher average unit revenue and lower overhead expenses. The cost of service revenues decreased to $4.0 million in 1994 from $4.9 million in 1993 due to reduced site costs related to servicing installed scanners.

The cost of development contracts as a percent of development contract revenues of 97% in 1994 remained consistent with 1993. The continued high level of cost is due primarily to head count and associated costs required to meet the remaining milestones of the Siemens development contract.

Operating expenses for 1994 increased by 41% as compared to 1993. Research and development expenses were 28% higher in 1994 primarily due to the increased use of consultants and prototype materials. Marketing and sales expenses were up 74% in 1994 versus 1993 largely because of increased sales expense related to the higher level of scanner shipments, support of the distributor agreements in Asia and increased marketing costs for HeartScan, a wholly-owned subsidiary of Imatron. General and administrative expenses increased 31% in 1994 as compared to 1993 due to increased salaries and benefit expenses, higher costs for shareholder and investor relations, and increased HeartScan costs.

The increase in other income in 1994 is a result of the $1.5 million payment received for the termination of Imatron's exclusive distributorship agreement with Mitsui & Co., Ltd. Of Japan and the extinguishment of a $.8 million contingency with Siemens AG. Other 1994 expenses were 30% higher compared to 1993 primarily due to higher interest rates on Imatron's debt obligations.

                                  IMATRON INC.
                           Consolidated Balance Sheets
                             (Amounts in thousands)
                                                              December 31,
ASSETS                                                   1995            1994
- ------                                                 --------        --------


Current Assets
  Cash and cash equivalents                          $  7,269          $  1,694
  Short-term investments                                1,266                 -
  Accounts receivable                                   3,083             6,066
  Accounts receivable from affiliate                    2,957               780
  Notes receivable                                        250               660
  Inventories                                           8,937             8,236
  Prepaid expenses                                        563               616
                                                       --------          ------

    Total current assets                               24,325            18,052

Property and equipment, net                             6,260             1,893
Capitalized software, net                                  12               143
Development machinery, net                                  -               566
Other assets                                              279               519
                                                       --------         -------

    Total assets                                     $ 30,876          $ 21,173
                                                      =========         =======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Borrowings under line of credit                    $    992          $      -
  Accounts payable                                      2,785             4,242
  Other accrued liabilities                             5,607             5,069
  Captial lease obligations - due within one year         689                 -
                                                     ----------        --------

    Total current liabilities                          10,073             9,311

Long term debt                                              -             4,992
Deferred income on sale leaseback transactions          1,267                 -
Capital lease obligations                               3,311                 -
                                                    -----------         -------
    Total Liabilities                                  14,651            14,303

Commitments and contingencies - Note 3 & 6

Shareholders' Equity
  Convertible preferred stock, authorized-10,000
   shares;issued and outstanding-0 shares in 1995
   and 1,308 in 1994                                        -             2,602
  Common stock, no par value;authorized-100,000
   shares;issued and outstanding-68,835 shares
   in 1995 and 53,631 in 1994                          72,282            57,876
  Additional paid-in capital                            1,500             1,500
  Accumulated deficit                                 (57,557)          (55,108)
                                                      ---------       ---------

  Total Shareholders' Equity                           16,225             6,870
                                                     ----------       ---------

    Total Liabilities and Shareholders' Equity       $ 30,876         $  21,173
                                                     ==========       =========

The accompanying notes are an integral part of these consolidated financial statements.


                                  IMATRON INC.
                      Consolidated Statements of Operations
                (Amounts in thousands, except per share amounts)
                                                                                    Year ended December 31,
                                                                           1995               1994               1993
                                                                       ---------------    ---------------    --------------
Revenues
     Product sales                                                     $       13,254      $      23,210     $      14,902
     Product sale-leaseback arrangements                                        1,820                  -                 -
     Service                                                                    5,529              4,750             4,553
     Development contracts                                                      5,637              5,380             5,513
     Clinics                                                                      460                231               143
                                                                       ---------------    ---------------    --------------

                       Total revenues                                          26,700             33,571            25,111
                                                                       ---------------    ---------------    --------------


Cost of revenues
     Product sales                                                             11,533             16,556            13,169
     Product sale-leaseback arrangements                                        1,820                  -                 -
     Service                                                                    3,952              4,021             4,859
     Development contracts                                                      4,978              5,227             5,332
     Clinics                                                                    1,350                521               309
                                                                       ---------------    ---------------    --------------

                       Total cost of revenues                                  23,633             26,325            23,669
                                                                       ---------------    ---------------    --------------

Gross profit                                                                    3,067              7,246             1,442


Operating expenses
     Research and Development                                                   3,430              2,101             1,646
     Marketing and Sales                                                        3,137              2,077             1,190
     General and Administrative                                                 2,658              2,519              1,925
                                                                       ---------------    ---------------    --------------

                       Total operating expenses                                 9,225              6,697             4,761
                                                                       ---------------    ---------------    --------------

Operating income (loss)                                                       (6,158)                549           (3,319)

Other income                                                                    4,021              2,342               912
Interest expense                                                                (312)              (558)              (464)
                                                                       ---------------    ---------------    --------------

Income (loss) before provision for income taxes                               (2,449)              2,333            (2,871)
                                                                       ---------------    ---------------    --------------

Provision for income taxes                                                          -               (23)                  -
                                                                       ---------------    ---------------    --------------

Net income (loss)                                                       $     (2,449)     $        2,310     $      (2,871)
                                                                       ===============    ===============    ==============
Net income (loss) per common share                                      $      (.04 )           $    .04     $        (.06)
                                                                       ===============    ===============    ==============

Number of shares used in per share calculations                                57,598             62,102            47,865
                                                                       ===============    ===============    ==============

The accompanying notes are an integral part of these consolidated financial statements.

                                  IMATRON INC.
                 Consolidated Statements of Shareholders' Equity
                             (Amounts in thousands)

                                             Convertible
                                           Preferred Stock         Common Stock           Additional      Accum-
                                                                                           Paid-in        ulated
                                         Shares     Amount      Shares      Amount         Capital        Deficit        Total
                                        --------   --------     -------     --------       --------       -------        ------

Balances at December 31, 1992            2,133     $4,247       47,267      $55,070        $1,500         $(54,547)      $6,270

Preferred stock converted to
  common stock                            (125)     (250)          625          250             -                -            -
Common stock issued for employee
  stock bonus and purchase plans,
  and exercise of employee stock
  options                                    -         -           262          139             -                -          139
Warrants exercised                           -         -           200          100             -                -          100
Net loss                                     -         -             -            -             -            (2,871)     (2,871)
                                        --------   --------      -------    --------       ---------      ---------      ----------
Balances at December 31, 1993            2,088      3,997       48,354        55,559         1,500          (57,418)       3,638
Preferred stock converted to
  common stock                            (700)    (1,395)       3,500         1,395             -                -            -
Common stock issued for employee
  stock bonus and purchase plans,
  and exercise of employee stock
  options                                    -          -        1,650           837             -                -           837
Common stock issued for services             -          -          127            85             -                -            85
Net Income                                   -          -            -             -             -             2,310        2,310
                                        --------   --------      -------    --------       ---------       ---------        -------

Balances at December 31, 1994            (1,308)     2,602      53,631        57,876         1,500          (55,108)        6,870

Preferred stock converted to
  common stock                            1,308     (2,602)      6,539         2,602             -                -             -
Common stock sold in a private
  placement, net of offering costs            -          -       6,459         9,882             -                -         9,882

Common stock issued for employee
  stock purchase plans and
  exercise of employee stock
  options                                     -          -       1,656         1,147             -                -         1,147
Warrants exercised                            -          -         550           775             -                -           775
Net loss                                      -          -           -             -             -           (2,449)        (2,449)
                                        --------    --------     -------     --------      --------        ----------       -------

Balances at December 31, 1995                 -          -      68,835      $ 72,282         $1,500        $ (57,557)      $ 16,225
                                        ==========  ========   ==========   =========      =========       ===========      =======

The accompanying notes are an integral part of these financial statements.

                                  IMATRON INC.
                      Consolidated Statements of Cash Flows
                             (Amounts in thousands)

                                                                                Year Ended December 31,

                                                                       1995               1994              1993
                                                                  --------------    --------------     --------------
Cash flows from operating activities:
  Net income (loss)                                                $ (2,449)          $  2,310          $ (2,871)
  Adjustments to reconcile  net income(loss to net
  cash provided by (used in) operating activities:
     Depreciation and amortization                                    1,709              1,786             2,332
     Other income                                                    (4,000)                 -                 -
  Changes in:
     Accounts and notes receivable                                    1,216             (2,945)           (2,435)
     Unbilled receivables                                                 -                 -                151
     Inventories                                                       (701)            (3,343)            3,049
     Prepaid expenses                                                    53               (252)               51
     Other assets                                                       (26)              (414)               (5)
     Accounts payable                                                (1,457)             2,232               652
     Other accrued liabilities                                          538                584               487
     Deferred income                                                  1,267               (778)             (868)
                                                                  --------------    --------------     --------------

Net cash provided by (used in) operating activities                  (3,850)              (820)              543
                                                                  --------------    --------------     --------------


Cash flows from investing activities:
  Capital expenditures                                               (1,132)              (621)             (658)
  Purchases of short-term investments                                (1,000)                 -                 -
                                                                  --------------    --------------     --------------

Net cash used in investing activities                                (2,132)              (621)             (658)
                                                                  --------------    --------------     --------------

Cash flows from financing activities:
  Payments of obligations under capital leases                         (247)                 -                 -
  Repayment of borrowings                                                 -                  -              (338)
  Proceeeds from issuance of common stock                            11,804                922               239
                                                                  --------------    --------------     --------------

Net cash  used in financing activities                               11,557                922               (99)
                                                                  --------------    --------------     --------------

Net increase(decrease) in cash and cash equivalents                   5,575               (519)             (214)

Cash and cash equivalents,at beginning of year                        1,694              2,213             2,427
                                                                  --------------    --------------     --------------

Cash and cash equivalents, at end of year                         $   7,269          $   1,694          $  2,213
                                                                  ==============    ==============     ==============



Supplemental Disclosure of Noncash Investing Activities:
   Preferred stock converted to common stock                      $   2,602          $   1,395          $    250
                                                                  ==============    ===============    ===============

   Equipment acquired under capital leases                        $  (4,247)         $       -          $       -
                                                                  ==============    ===============    ===============

The accompanying notes are an integral part of these consolidated financial statements.

 IMATRON INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1995

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY

Imatron Inc., (the "Company"), a New Jersey corporation incorporated in 1983, is a technology-based company principally engaged in the business of designing, manufacturing, and marketing a high performance computed tomography scanner. The scanner is used in large and mid-sized hospitals and free standing imaging clinics. The Company provides service, parts and maintenance to hospitals and clinics that operate its scanners.

HeartScan   Imaging,   Inc.(HSI),   incorporated  in  Delaware  in  1993,  is  a
wholly-owned subsidiary of Imatron. HSI operates coronary artery scanning test facilities in the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Imatron Inc. and its wholly-owned subsidiary HeartScan Imaging, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents consist of liquid instruments purchased with a maturity date of three months or less and money market funds. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its investments in money market funds as available-for-sale. Available-for-sale securities are carried at amounts which approximate fair value, with unrealized gains and losses reported in a separate component of shareholders' equity when material. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and expense.

SHORT-TERM INVESTMENTS

Short-term investments at December 31, 1995 consist of certificates of deposit and debt securities (U.S. Treasury Bills). Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

The amortized cost of debt securities classified as held-to-maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

The Company has classified all its short-term investments as held-to-maturity, at December 31, 1995.


CONCENTRATIONS OF RISK

The Company's primary customers operate in the healthcare industry. The healthcare industry is highly regulated. Both existing and future governmental regulations could adversely impact the market for the Company's Ultrafast CT scanner and the Company's business. The Company's operations are also subject to regulation by other federal, state and local governmental entities empowered to enforce pertinent statutes and regulations, such as those enforced by the Occupational Safety and Health Agency and the Environmental Protection Agency.

The Company sells its products primarily through exclusive distributors such as Siemens in the United States, Europe, Canada and India, as well as other distributors in the Pacific rim. The Company usually requires cash deposits based on a percentage of the sales price and maintains allowances for potential credit losses. Such losses have been within management's expectations.

The Company invests its excess cash in money market funds and treasury bills with major banks. These funds have virtually no principal risk and have a variable interest rate. The Company has not experienced any losses on its money market funds.

The Company revenues are principally derived from the Ultrafast CT scanner. Many of the components and sub-assemblies used in the scanner have been developed and designed by Imatron to its custom specifications and are obtainable from limited or single sources of supply. In view of the customized nature of many of these components and sub-assemblies, there may be extended delays between their order and delivery. Delays in such delivery could adversely affect Imatron's present and future production schedules. The Company has made and continues to make inventory investments to acquire long lead time components and sub-assemblies to minimize the impact of such delays. In recent years, the Company has developed alternative sources for many of its scanner subcomponents and continues its programs to qualify vendors for the remaining critical parts.

INVENTORIES

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market. Provisions are made in each period for the estimated effects of excess and obsolete inventories. Actual excess and obsolete inventories may differ from the Company's estimates and such differences could be material to the consolidated financial statements.

PROPERTY AND EQUIPMENT

Major additions and betterments are capitalized at cost, while maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any gain or loss on disposal is included in the statements of operations. Property and equipment, other than leasehold improvements, are depreciated on a straight-line method over their estimated useful lives (3-5 years). Equipment under capital leases and leasehold improvements are amortized on a straight-line method over the lesser of their estimated useful lives or the remaining term of the related leases.

CAPITALIZED SOFTWARE

Costs related to the conceptual formulation and design of software products are expensed as product development. Costs incurred subsequent to establishing the technological feasibility of software products are capitalized. Capitalized software costs are amortized using the straight-line method over the expected product lives, generally estimated to be five years. Since 1992, the Company has not capitalized any software development costs. Amortization of capitalized software costs for 1995, 1994 and 1993 was $131,000, $203,000 and $275,000,
respectively. Amortization of these costs has been charged to cost of product revenues.

RESTRICTED CASH

In connection with a sales agreement in 1994, the Company has issued letters of credits to a purchasor related to performance bond requirements. The letters of credit are collaterized by Certificates of Deposit totalling approximately $155,000 and $404,000 at December 31,1995 and 1994 respectively. Accordingly, this restricted cash amount has been classified as a non-current asset (included in other assets).

JOINT VENTURES

In 1994, the Company formed a joint venture, Imatron Japan Inc. ("Joint Venture") with two unrelated parties. Imatron holds a 24% interest in the Joint Venture, which is carried at no value in the accompanying consolidated balance sheets. Imatron has no financial commitments, and is prepared to abandon its interest to the Joint Venture, which is being funded by the other joint venture partners.

The Company recognized revenues of $9,213,000 and $8,240,000 in 1995 and 1994, respectively, from sales to the Joint Venture and has $2,957,000 and $780,000 in accounts receivable from the Joint Venture at December 31, 1995 and 1994, respectively.

The Joint Venture assumed maintenance and service obligations of a former distributor and has a commitment to purchase five additional scanner units both in 1995 and 1996.

In exchange for permitting the former distributor to terminate its maintenance and service agreement with the Company, Imatron received $1,500,000 in 1994. This amount is classified as other income in the consolidated statement of operations in 1994.

REVENUE RECOGNITION

Revenues related to product sales are recognized upon shipment to the customer or to a customer designated location, at which time title and risk of ownership passes. The Company accrues for estimated installation and warranty costs at the time of sale. Revenues related to service are recognized ratably over the relevant contractual period or as the service is performed. Service revenue billed but unearned is included on the consolidated balance sheets as other accrued liabilities. Revenues related to development contracts are recognized ratably over the contract. Revenues from clinics are recognized when services are performed for the clinic customer.

RESEARCH AND DEVELOPMENT

Research and development expenditures are charged to operations as incurred.

STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." The statement is effective for fiscal years beginning after December 15, 1995. Under Statement No. 123, stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principle Board Opinion No. 25 or the
fair-value method described in Statement No. 123. Companies choosing the intrinsic-value method will be required to disclose the pro forma impact of the fair-value method on net income and earnings per share. Imatron Inc. plans to continue using the intrinsic-value method to account for stock-based compensation; there will be no effect of adopting the standard on the Company's financial position and results of operations.

NET INCOME / (LOSS) PER SHARE

Net loss per common share in 1995 and 1993 has been computed using the weighted average number of common shares outstanding. Net income per common share in 1994 has been computed using the weighted average number of common shares outstanding after considering the dilutive effect of convertible preferred shares (using the "as if" converted method) and, common stock options and warrants (using the "treasury stock" method).

Note 2 - SHORT-TERM INVESTMENTS

The following is a summary of Held-to-Maturity Securities as of December 31, 1995 (in thousands):

                     U.S. Treasury Bills                    $1,000

                     Certificates of deposit                   266
                                                        ============
                     Total                                  $1,266
                                                        ============

These short-term investments are recorded at cost and approximate fair value at December 31, 1995.

Note 3  -  TRANSACTIONS WITH SIEMENS CORPORATION

In March of 1991, the Company entered into a multi-part agreement with Siemens Corporation ("Siemens"). The Agreement contains four principal segments: a Distribution Agreement, a Development Agreement, a License Agreement and a Loan Agreement.

Pursuant to the Distribution Agreement, beginning in July 1992 and expiring on the earlier of (i) December 31, 1995, (ii) the date on which the parties develop a successor product, or (iii) termination of the Development Agreement, Siemens had exclusive rights to distribute the C-150 Ultrafast CT worldwide (excluding Japan, Hong Kong, the People's Republic of China, and Taiwan). Siemens had minimum annual purchase requirements at fixed prices under this agreement. Pursuant to this, the Company recognized product sales of $1,751,000, $7,161,000 and $8,309,000 in 1995, 1994 and 1993 respectively. Siemens also had manufacturing rights for the C-150 should the Company be unable to deliver sufficient quantities.

Pursuant to the Development Agreement, the Company and Siemens agreed to the joint development of other medical scanner products. Siemens provided the funding to the Company of $1,753,000, $5,013,000 and $4,667,000 under this agreement in 1995, 1994 and 1993, respectively.

Under an amendment to the Agreement in November 1992, the minimum purchase obligation was reduced by 50% and the Company granted Siemens a right to terminate the Agreement without cause or liability. In December 1993 this agreement was further amended to provide for an extension of Siemens' right to terminate the agreement through August 31, 1994 in exchange for a $1 million reduction in the aggregate termination payments. In 1994 an Amendment to the Agreement was executed that stated the Company has the right but no obligation to purchase the developed technology should Siemens terminate the Agreement. Siemens' right to terminate the Agreement was extended through February 28, 1995. With the progressive extinguishment of the termination agreement, the Company reduced the recorded liability by $778,000 and $868,000 in 1994 and 1993, respectively, recognizing this reduction as other income.

In March 1995, the Company and Siemens entered into a Memorandum of Understanding. Under the terms of the Memorandum, Siemens agreed to provide $15 million to the Company's C-150 Evolution Ultrafast CT scanner research and development program over the next three years in order to improve and enhance the scanner. The previous agreement was discontinued. Imatron will fund a portion equal to fifty percent of Siemens' contribution for the sole purpose of conducting the collaborative agreement. In connection with this revision, Siemens retains exclusive distribution rights, through March 31, 1998, in certain geographical regions for sales of the C-150/Evolution scanner. The Company has recognized $3,884,000 of revenue under the collaborative development agreement in 1995.

In conjunction with this Memorandum of Understanding, Imatron transferred the ownership of five Imatron EBT patents to Siemens and cancelled the minimum purchase provision of the previous distribution agreement in satisfaction of Imatron's $4 million note payable to Siemens. Imatron has classified the entire $4 million as other income in 1995.

Siemens has recently asserted a claim against the Company regarding the lapse of certain foreign registrations of one of the patents assigned to Siemens by the Company in connection with the March 31, 1995 agreement between the companies. The technology involved in the patent is not used presently in any of the Company's products. The Company believes that it can provide a new patent to Siemens to replace the lapsed patent. While the resolution of the claim is not expected to have a material effect on the Company's financial position, it could however, have a material effect on the results of operations of a particular future period if resolved unfavorably.

The Company's Loan Agreement with Siemens is discussed in Note 5.

Note 4  -  BALANCE SHEET DETAIL:
              (Amounts in thousands)

                                                                                         December 31,
                                                                                    1995              1994
                                                                              -------------     ---------------
Inventories consist of:

Purchased parts and sub-assemblies                                            $      2,594        $      3,899
Service parts                                                                        1,079                 808
Work-in-process                                                                      2,403               3,529
Finished goods                                                                       2,861                   -
                                                                              -------------     ---------------

       Net Inventories                                                        $      8,937        $      8,236
                                                                              =============     ===============

Property and equipment, at cost consist of:

Machinery and equipment                                                       $      9,266      $        5,614
Furniture and fixtures                                                               1,444               1,000
Leasehold improvements                                                               2,380               1,632
                                                                              -------------     ---------------
                                                                                    13,090               8,246

Less accumulated depreciation                                                      (6,830)             (6,353)
                                                                              -------------     ---------------

Net property and equipment                                                    $      6,260      $        1,893
                                                                              =============     ===============

Other accrued liabilities consist of:

Warranty and product upgrades                                                 $      1,740      $        2,052
Customer deposits                                                                    2,331                 903
Employee compensation                                                                  628                 711
Deferred service revenues                                                              265                 400
Other                                                                                  643               1,003
                                                                              -------------     ---------------

Net other accrued liabilities                                                 $      5,607      $        5,069
                                                                              =============     ===============

Note 5  -  LONG-TERM DEBT

                                                                                                   December 31,
Long-term debt consists of (in thousands):
                                                                                              1995            1994
                                                                                          ------------     ------------
Secured note payable to Siemens, cancelled in exchange for
transfer of five patents to Siemens  and cancellation of the
Siemens minimum purchase obligation in March 1995                                          $       -       $    4,000


Borrowings under the line of credit, due March 1996,  interest at
prime rate plus one percent (9.5% at December 31, 1995)                                          992              992
                                                                                          ------------     ------------

             Total long term debt                                                                992            4,992

             Less amount due within one year                                                    (992)               -
                                                                                          ------------     ------------
                                                                                           $       -        $   4,992
                                                                                          ============     ============

In connection with the March 1995 Memorandum of Understanding with Siemens, the $4 million note payable to Siemens was cancelled in exchange for the transfer of five patents to Siemens and the cancellation of the Siemens minimum purchase obligation under the previous Distribution Agreement.

The line of credit described above is guaranteed through March 1996 by FI.M.A.I., a shareholder. The Company has pledged 650,000 shares of InVision Preferred A Stock (Note 1) as collateral for the guarantee.

Interest  paid was  $386,000,  $479,000  and  $446,000  in 1995,  1994 and 1993,
respectively.

Note 6  -  COMMITMENTS, CONTINGENCIES AND OTHER

OPERATING LEASES

The Company leases its present facilities under four operating leases expiring between December 31, 1996 and October 30, 2001. Future minimum rental payments under the leases as of December 31, 1995 are as follows (in thousands):

                                 1996                         $    952
                                 1997                              829
                                 1998                              796
                                 1999                              751
                                 2000                              751
                                 Thereafter                        567
                                                            ===========
                                 Total remaining                $4,646
                                                            ===========

Rent expense for all leases totaled $921,000, $855,000 and $804,000 in 1995, 1994 and 1993 respectively.

CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment, including two HeartScan clinic scanners under noncancelable lease agreements that are accounted for as capital leases. As of December 31, 1995, equipment under the capital lease arrangements and included in property and equipment, aggregated $4,247,000. Accumulated amortization totalled $113,000 at December 31, 1995. Amortization expense is included in depreciation and amortization.

Future minimum lease payments under capital lease obligations at December 31, 1995 are as follows (in thousands):



             1996                               $       1,056
             1997                                       1,056
             1998                                       1,044
             1999                                       1,041
             2000                                         760
             Thereafter                                    73
                                              -------------------
             Total minimum payments                     5,030

             Less amounts representing interest         1,030
                                              -------------------
                                                        4,000

             Less portion due within one year             689
                                              ===================
                                                $      3 ,311
                                              ===================

In 1995, the Company sold two scanners to leasing finance institutions with their wholly-owned subsidiary, HeartScan, immediately leasing them back. The sales were accounted for as sales-leaseback transactions resulting in $1,267,000 in deferred income on the sale-leaseback transactions at December 31, 1995.

Imatron Inc. is the guarantor of the HeartScan capital lease obligations.

LICENSE AGREEMENTS

In February 1981, the Company was granted the exclusive use for five years and nonexclusive use thereafter of certain technology and a patent pending owned by the University of California (UC) under the terms of license and sublicense agreements between UC and Emersub Incorporated (Emersub), a wholly owned subsidiary of Emerson Radio Corp., and Emersub and Imatron Associates, (the predecessor to the Company), respectively. In June 1986, the license and sublicense agreements were amended to extend the Company's exclusive use of the technology through the remaining life of the patent in exchange for modified annual royalty payments. The sublicense agreement, as amended, requires the Company to pay annual royalties to Emersub equal to 2.125% of the net sales of products utilizing the licensed technology. Charges to operations for the fiscal years ended December 31, 1995, 1994 and 1993 were $91,470, $151,980 and
$140,582, respectively.

Note 7  -  CAPITAL STOCK

PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares for all series of preferred stock. There are no outstanding shares of preferred stock at December 31, 1995. The holders of outstanding shares of Series A Preferred Stock are entitled to receive dividends in preference to the payment of any dividends on common stock. Before any dividend may be paid on the common stock a dividend in an amount equal to or greater than the dividend proposed to be paid on the common shares must be paid on the Series A Preferred Stock.

Each share of Series A Preferred stock is entitled to five votes, a preference in liquidation of $2.00 per share, and is convertible into five shares of common stock, which could be increased if the Company issues common stock under certain circumstances for less than $0.40 per share.

Each share of Series B Preferred stock if and when issued would be entitled to five votes, a preference in liquidation of $5.00 per share, and would be convertible into five shares of common stock, which would be increased if the Company issues common shares under certain circumstances for less than $0.75 per share.

In 1993, the Regents of the University of California converted 125,000 shares of Series A Preferred stock to 625,000 shares of common stock.

In 1994, FI.M.A.I. Holding S.A., an affiliate of Italimprese, converted 500,000 shares of Series A Preferred Stock to 2,500,000 shares of Common Stock. SIECIT, the Company's largest shareholder converted 200,000 shares of Series A Preferred stock to 1,000,000 shares of Common Stock.

In 1995, FI.M.A.I. and SIECIT each converted 650,000 shares of Series A Preferred Stock to 6,500,000 shares of Common Stock. Regents of the University of California converted 7,813 Series A Preferred Stock to 39,065 shares of Common Stock.

COMMON STOCK

On October 20, 1995, the Company closed a private placement of its common stock. The private placement realized proceeds of $9,882,000 (net of offering costs) through the sale of 1,200,000 units. A unit consists of five shares of Imatron Inc. Common Stock and one five-year Imatron Inc. Common Stock purchase warrant. In connection with the private placements, the Company issued an additional 91,819 units as a result of the adjustment on the stock price based on the 60-day average price as stated in the Common Stock purchase agreement. The adjusted price per unit was $8.25 or $1.65 per share of Common Stock.

WARRANTS

At December 31, 1995,  outstanding  warrants to purchase shares of the Company's
common  stock  were  as  follows:                                                             Shares  reserved  for
                                                                                              exercise  of  warrants
                                                                                            ------------------------
Warrants, expiring in 1996, to purchase shares of common stock at $1.50 per                           875,000
        share issued under the July 1992 private placement
Warrants, expiring in 1997, to purchase shares of common stock at $0.40 per                         1,000,000
       share issued to FI.M.A.I. for bank credit line guarantee
Warrants, expiring in 2000, to purchase shares of common stock at $0.75 per                           400,000
       share issued to the Company's president
Warrants, expiring in 2000, to purchase shares of common stock at $2.31 per
       share issued under the October 1995 private placement                                        1,291,820
                                                                                             ------------------------

Total at December 31, 1995                                                                          3,566,820
                                                                                             ========================

In 1993, warrants were exercised to purchase 200,000 shares of common stock at $0.50 per share.

In 1995, warrants were exercised to purchase a total of 550,000 shares of common stock at $1.50 and $1.00 per share, respectively.

Note 8 -  STOCK BONUS PLAN AND STOCK OPTION PLAN

STOCK BONUS PLAN

In February 1987, the Company adopted the 1987 Stock Bonus Plan which was approved by the shareholders. The stock bonus plan was adopted to reward and to provide incentive to participants for services. The total number of common shares that may be granted is 1,200,000, with no more than 400,000 shares awarded in any fiscal year. The Company has granted no shares since 1993, leaving 590,894 common shares reserved for future grants.

DIRECTOR STOCK OPTION PLAN

In June 1991, the Company adopted a non-employee Directors' Stock Option Plan for the directors of Imatron. The Directors Plan provides for the automatic grant of non-statutory options to non-employee directors. The Directors Plan covers 250,000 shares of the Company's common stock. In June 1993 an amendment to the non-employee Directors Plan was approved increasing the number of shares to 550,000. Under the plan, options for 350,000 shares have been granted to non-employee Directors.

EMPLOYEE STOCK OPTION PLAN

In March 1983, the Company adopted a stock option plan which provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, nonemployee directors, and certain consultants. The shareholders approved the plan, as amended, in March 1984. In 1993 the original plan (1983
Plan) terminated and a new plan (1993 Plan) was approved. The terms of the 1993 Plan are consistent with the terms of the 1983 Plan.

All incentive stock options are granted at the common stock's fair market value at the grant date and nonstatutory stock options are granted at not less than 85% of the common stock's fair market value at the grant date. Options granted under the plan generally vest evenly over four years following the grant date and expire five years from the grant date.


A summary of the activity under the stock option plans is as follows:

                                                      Reserved                 Optioned Shares
                                                         but             Number             Price per
                                                 unoptioned shares      of shares             share


Balances at January 1, 1993                          515,788             3,431,243            $0.51 - $1.83

   Shares reserved - 1993 Plan                      3,000,000                 -
   Shares reserved - 1991 Plan                        300,000                 -
   Options granted                                 (1,083,000)           1,083,000            $0.48 - $0.56
   Options exercised                                        -             (103,000)           $0.51 - $0.60
   Options cancelled                                  666,027             (666,027)           $0.51 - $1.83
   1983 option plan termination                    (1,006,815)                   -            $0.51 - $1.83
                                                 ------------------    -------------------

Balances at December 31, 1993                       2,392,000            3,745,216            $0.48 - $0.56

   Options granted                                 (2,230,808)           2,230,808            $0.43 - $1.22
   Options exercised                                        -           (1,147,002)           $0.48 - $0.61
   Options cancelled                                  236,263             (236,263)           $0.48 - $1.22
   1983 option plan termination                       (28,563)                   -            $0.51 - $0.56
                                                 ------------------    -------------------

Balances at December 31, 1994                         368,892            4,592,759            $0.43 - $1.22

   Shares reserved - 1993 Plan                      2,500,000                    -
   1983 option plan termination                       (83,950)                   -            $0.51 - $0.56
   Options granted                                   (413,800)             413,800                    $1.03
   Options exercised                                        -           (1,320,377)           $0.51 - $1.22
   Options cancelled                                  301,125             (301,125)           $0.56 - $1.22
                                                 ------------------    -------------------

Balances at December 31, 1995                       2,672,267            3,385,057
                                                 ==================    ===================

At the June 23, 1993 annual meeting, the shareholders approved an increase in the number of shares reserved for option awards by 300,000 for the 1991 Directors Plan. The 1993 Option Plan was approved and 3,000,000 shares of common stock were reserved under the plan. At the June 2, 1995 annual meeting, the shareholders approved an increase in the number of shares reserved for the 1993 Option Plan from 3,000,000 to 5,500,000.

Options for 1,406,997 shares of the Company's common stock at prices ranging from $0.51 to $1.50 per share were exercisable under the plans at December 31, 1995.

The Board of Directors, on August 25, 1993, approved the repricing of all stock options to their then current market value of $0.56.

Note 9  -  STOCK PURCHASE PLAN AND RETIREMENT SAVINGS PLAN

In March 1984, the Company adopted an employee stock purchase plan covering most employees. Under the plan, employees may contribute up to 10% of their compensation to purchase shares of the Company's common stock at the lesser of 85% of the stock's fair market value at the beginning or end of each six-month offering period. This plan terminated on January 18, 1994. In order to replace this Plan, the Board of Directors and shareholders approved the 1994 Employee Stock Purchase Plan to provide eligible employees with an opportunity through regular payroll deductions to purchase common stock of Imatron Inc. so that they may increase their proprietary interest in the Company. The Plan is intended to qualify as an "ESPP" under Section 423 of the Internal Revenue Code. This plan contains pricing and vesting provisions that are consistent with the 1984 Plan. The maximum number of shares offered under the Plan is 1,000,000 shares of common stock. At December 31, 1995, 161,783 shares were reserved and available for future issuance under the plan. A total of 334,975, 503,243 and 162,220 shares were issued at an average price of $0.75, $0.75, and $0.54 per share in 1995, 1994 and 1993, respectively.

In 1987, the Company established a qualified retirement plan, under the provisions of section 401(K) of the Internal Revenue Code, in which eligible employees may participate. Substantially all participants in this plan are able to defer compensation up to the annual maximum amount allowable under the Internal Revenue Service regulations. The Plan was amended in 1994 to provide for employer contributions equal to 50% of every dollar of employee contribution, with a maximum of 6% of employee wages. The Company contributed approximately $169,000 in 1995, and $76,000 in 1994.

Note 10  -  INCOME TAXES

Effective January 1, 1993 the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated. There was no cumulative effect of adopting SFAS No. 109 at January 1, 1993.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, are as follows (in thousands):

                                                                        1995              1994             1993
                                                                   ---------------    -------------     --------------
Deferred tax assets:
     Net operating loss carryforwards                                 $    19,733      $   18,626        $    19,431
     Federal credit carryforwards                                             880             858                821
     Expenses not currently deductible for tax purposes                     2,807           2,829              3,434
     Other                                                                      -              26                893
                                                                   ---------------    -------------     --------------
             Deferred tax assets                                           23,420          22,339             24,579

Valuation allowance                                                       (22,407)        (21,482)           (23,274)
                                                                   ---------------    -------------     --------------

     Net deferred tax assets                                                1,013             857              1,305

Deferred tax liabilities:
      Capitalized development costs                                            42             339                638
      State income taxes                                                      504             429                565
      Other                                                                   467              89                102
                                                                   ---------------    -------------     --------------
             Deferred tax liabilities                                       1,013             857              1,305

      Net deferred taxes                                              $         -      $        -        $         -
                                                                   ===============    =============     ==============


The net change in the valuation allowance was $925,000, ($1,792,000), and $874,000 for the years ended December 31, 1995, 1994 and 1993, respectively, principally resulting from net operating loss carryforwards.

The reconciliation of income tax attributable to continuing operations compared at the U.S. federal statutory rates to income tax expense is as follows:

                                           1995           1994           1993
                                       -----------      ----------    ---------
Federal statutory rate                    (34%)             34%          (34%)
Net operating loss carry forwards           -              (33%)           -
Valuation Allowance                        34%               -            34%
                                       ----------       ----------    ---------
Effective tax rate                          0%               1%            0%
                                       ===========     ===========     =========

At  December  31,  1995 the Company has net  operating  loss  carryforwards  for federal and state income tax purposes of approximately $55,200,000 and $9,400,000 respectively. Additionally, the Company has research and development and alternative minimum tax credit carry-forwards of approximately $821,000 at December 31, 1995. The net operating loss and the research and development tax credit carryforwards expire in various years from 1998 through 2008.

Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss and tax credit carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

Note 11  -  SEGMENT INFORMATION AND FOREIGN SALES

The Company operates in one industry segment in which it designs, manufactures and markets a computed tomography scanner. The Company has distributors that sell and service its scanner throughout the world (except China). Sales of products to end-users outside the United States were $13,254,000, $14,990,000 and $2,583,000 in 1995, 1994 and 1993, respectively.

Report of Independent Auditors


Board of Directors and Shareholders
Imatron Inc.

We have audited the accompanying consolidated balance sheets of Imatron Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imatron Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                    ERNST & YOUNG LLP

San Francisco, California
February 9, 1996

             MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
                               STOCKHOLDER MATTERS

Since April 1985, the Company's Common Stock has traded on the NASDAQ National Market System under the NASDAQ symbol "IMAT".

The following table sets forth, for the periods indicated, the range of high and low sales prices, all as reported by NASDAQ. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                              1995                              1994
Quarter:               High          Low                High            Low
                  --------------  -----------      ------------     -----------
First              $ 1.31         $ .97             $ 2.06           $ .50
Second               1.22           .81               1.88             .81
Third                3.63           .75               1.41             .88
Fourth               2.97          1.47               1.56             .88


As of March 20, 1996 there were approximately 6,570 holders of record of the Company's common stock. On March 20, 1996 the closing price of the Company's common stock on NASDAQ was $ 2.75.

                              DIVIDEND INFORMATION

The Company has paid no cash dividends on its Common Stock since incorporation and anticipates that for the foreseeable future it will retain any earnings for use in its business.

SELECTED FINANCIAL DATA

                                  IMATRON INC.
                         SELECTED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

                              OPERATING INFORMATION

Year Ended December 31        1995       1994        1993       1992      1991
- ----------------------      -------     -------     ------     ------     -----

Total revenues              $26,700    $33,571     $25,111   $14,263    $22,933
Net income(loss)            $(2,449)   $ 2,310     $(2,871)  $(6,523)   $ 1,010
Net income(loss)per share   $ (0.04)   $  0.04     $ (0.06)  $ (0.15)   $  0.02
Number of shares used
  in per share calculations  57,598     62,102      47,865    43,294     51,889



                            BALANCE SHEET INFORMATION

At December 31               1995        1994        1993       1992      1991
- ----------------------      -------     ------      ------     ------    ------

Working capital            $14,252     $ 8,741     $ 5,536    $ 6,971   $ 4,471
Total assets               $30,876     $21,173     $15,903    $18,602   $19,399
Long-term debt             $    -      $ 4,992     $ 4,992    $ 4,992   $ 2,667
Total liabilities          $14,651     $14,303     $12,265    $12,332   $11,010
Shareholders' equity       $16,225     $ 6,870     $ 3,638    $ 6,270   $ 8,389

The Company did not pay any cash dividends on its Common Stock during any of the periods presented above.

Corporate Directory

Directors and Officers

S. Lewis Meyer
President and Chief Executive Officer
Director

Douglas P. Boyd
Chairman of the Board and
Chief Technology Officer
Director

Dale E. Grant
Executive Vice President of Sales and Marketing
President and Chief Operating Officer of HeartScan Imaging, Inc.

Gary H. Brooks
Vice President, Finance and Administration and Chief Financial Officer
Secretary

John L. Couch
Vice President
Engineering/Electronic Systems
Director

Giovanni Lanzara
Director
Consultant, Italimprese SpA

Terry Ross
Director
President, CEMAX, Inc.

Aldo Test
Director, Attorney-at-law
Partner, Flehr, Hohbach, Test, Albritton & Herbert

Independent Public Accountants
Ernst & Young
San Francisco, CA

General Counsel
Severson & Werson
San Francisco, CA

Transfer Agent
Trust Company of New Jersey
35 Journal Square
Jersey City, New Jersey  07306

Annual Meeting
The Annual Meeting of Shareholders of Imatron Inc. will be held on June 28, 1996 at 10:00 a.m. at the Ramada Inn, South San Francisco.

Form 10-K
The Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:
Investor Relations
Imatron Inc.

Corporate Address
Imatron Inc.
389 Oyster Point Blvd.
South San Francisco, CA  94080
Telephone:  415-583-9964
Fax:  415-871-0418